Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

By Electronic Mail

July 2, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 2, 2018 The Nasdaq Stock Market (the "Exchange") received from Allegro Merger Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock, one right, and one redeemable warrant
Common stock, par value $0.0001 per share
Rights, each exchangeable for one-tenth (1/10) of one share of Common Stock
Redeemable warrants, each exercisable for one share of common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts